FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Call for Annual General and Special Class “A” Preferred Shareholders’ Meeting to be held April 30, 2008

NORTEL INVERSORA S.A

CALL OF ANNUAL GENERAL AND SPECIAL CLASS “A” PREFERRED SHAREHOLDERS’S MEETING

The shareholders are called to hold an Annual General and Special Class “A” Preferred Shareholders’ Meeting to be held on first call, on April 30, 2008, at 10.00 a.m, at Av. Alicia Moreau de Justo 50, Ground Floor, City of Buenos Aires, to discuss the following:

AGENDA

1)	Appointment of two shareholders to approve and sign the minutes.

2)	Consideration of the documents prescribed by section 234, subparagraph 1 of Law 19,550 and the Rules of the Comisión Nacional de Valores (CNV) [Argentine Securities Commission] and the Buenos Aires Stock Exchange and the accounting documents in the English language prescribed by the United States Securities and Exchange Commission, for the fiscal year ending December 31, 2007.

3)	Consideration of the Non Appropriated Amount to December 31, 2007.

4)	Consideration of the performance of the Board of Directors and the Supervisory Committee for the fiscal year ending December 31, 2007.

5)	Consideration of the Board of Directors’ compensation (AR$ 324,000.-, appropriated amount) for the fiscal year ending December 31, 2007, equivalent to 0,10% of the “Computed Profits”, determined pursuant to Section III of the Rules of the Comisión Nacional de Valores, as a response to the proposal of non-distribution of dividend due to the fact the Company does not have the necessary liquid assets.

6)	Authorization to the Board of Directors to make advanced payments of fees payable up to AR$ 378,000.- to those directors who, during the twentieth fiscal year shall be qualified as “independent” or shall be performing technical and administrative services or executing special commissions, subject to what the shareholders’ meeting may resolve after analyzing the documentation submitted related to said fiscal year.

7)	Fees payable to the Supervisory Committee for the nineteenth fiscal year.

8)	Determination of the number of regular and alternate directors for the twentieth fiscal year.

9)	Election of the regular and alternate director for the twentieth fiscal year by Class A Preferred Shares.

10)	Election of the regular and alternate directors for the twentieth fiscal year by Common Shares.

11)	Election of the regular and alternate members of the Supervisory Committee for the twentieth fiscal year.

12)	Appointment of the External Auditors of the balance sheet for the twentieth fiscal year and determination of their fees, as well as the fees that correspond to those external auditors who performed during the fiscal year which ended December 31, 2007.

13)	Consideration of the budget for the Audit. Committee, for fiscal year 2008.

THE BOARD

Note I: To attend the Shareholders’ Meetings, Common Shareholders and Class A Preferred Shareholders must send the attendance notice no less than three business days before the Meeting, at Av. Alicia Moreau de Justo 50, 11th floor, City of Buenos Aires, from 10.00 a.m to 12.00 a.m and from 3.00 p.m. to 5.00 p.m. The deadline is April 24, 2008, at 5.00 p.m. Item 10 shall be discussed only by Common shareholders and Item 9 shall be discussed only by Preferred Class A shareholders. The Shareholders’ Meetings shall not be held at the legal domicile of the Company.

Note II: In view of the provisions of General Resolution No. 465/2004 of the CNV, upon registration to participate in the Shareholders’ Meeting, the following particulars of the holder of record of the shares must be disclosed: full name or corporate name; type and number of identity document in the case of individuals or registration data in the case of legal entities, expressly indicating the Registry where they are registered and their jurisdiction and domicile, indicating type of domicile. The same data must be furnished by whoever attends the Meeting as a representative of the holder of record of the shares.

Note III: Those who may sign up to take part in the Shareholders’ Meeting as custodians or managers of third parties’ shares are required to note that to be eligible to cast a dissenting vote the requirements of Item II.9 of the Rules of the CNV must be met.

Note IV: Copies have been issued of the documents that shall be dealt with by the Meeting, including the proposals of the Board in connection with the Items to be considered; said copies are at disposal at the legal domicile of the Company, and at the times and dates mentioned in Note I.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 31, 2008	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager